The Brink’s Company 1801 Bayberry Court P.O. Box 18100 Richmond, VA 23226-8100

June 11, 2009

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. Daniel Morris, Attorney-Advisor
Division of Corporation Finance

RE:	The Brink’s Company
Form 10-K
Filed: March 2, 2009
File No. 001-09148

Dear Mr. Morris:

As General Counsel of The Brink’s Company, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Michael T. Dan, Chairman and Chief Executive Officer, dated May 29, 2009 (the “Commission Comment Letter”).

Set forth below is the Company’s response. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to The Brink’s Company.

Management’s Report on Internal Control over Financial Reporting, page 58

1.	We note your use of the pronoun “we” in this section. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your “management.” Refer to Item 308(a)(1)-(3) of Regulation S-K.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will revise our disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by our management.

Exhibit 10(aa)(i)

2.	We note you have incorporated by reference Exhibit 10(aa)(i). This filing does not include the exhibits referenced in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Securities and Exchange Commission

June 11, 2009

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in our next Quarterly Report on Form 10-Q we will refile the agreement listed as Exhibit 10(aa)(i) with all attachments, schedules and exhibits to such agreement.

Exhibit 10(aa)(iii)

3.	We note you have incorporated by reference Exhibit 10(aa)(iii). This filing does not include Exhibit A referenced in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please file this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that although Exhibit A, a form of bond, was referenced in the agreement, it was not an actual exhibit to the agreement. We did, however, file concurrently a copy of the fully-executed Coal Terminal Revenue Refunding Bond (Dominion Terminal Associates Project – Brink’s Issue) Series 2003 for this transaction. This document is referenced in our most recent Annual Report on Form 10-K as Exhibit 10(aa)(vi).

Exhibit 10(bb)

4.	We note you have incorporated by reference Exhibit 10(bb). This filing does not include the schedules listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in our next Quarterly Report on Form 10-Q we will refile the agreement listed as Exhibit 10(bb) with all attachments, schedules and exhibits to such agreement.

Exhibit 10(cc)(i)

5.	We note you have incorporated by reference Exhibit 10(cc)(i). This filing does not include the schedules listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in our next Quarterly Report on Form 10-Q filing we will refile the agreement listed as Exhibit 10(cc)(i) with all attachments, schedules and exhibits to such agreement.

Securities and Exchange Commission

June 11, 2009

Exhibit 10(dd)

6.	We note you have incorporated by reference Exhibit 10(dd). This filing does not include the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in our next Quarterly Report on Form 10-Q filing we will refile the agreement listed as Exhibit 10(dd) with all attachments, schedules and exhibits to such agreement.

Other

7.	Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, as required by the Commission’s rules and regulations, in future filings we will file all exhibits in full to agreements that we are required to file with the Commission, including all attachments, schedules and exhibits.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 289-9625.

Sincerely,

/s/ McAlister C. Marshall, II
McAlister C. Marshall, II
Vice President and General Counsel

cc:	David I. Meyers, Esq.